Beth De Santo Associate

DIRECT TEL +1 212 878 8232 DIRECT FAX beth.desanto@cliffordchance.com admitted in New York

October 28, 2004

VIA EDGAR AND FACSIMILE
(202) 942-9635

Jeffrey A. Shady, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Feldman Mall Properties, Inc. Amendment No. 2 to S-11 (File No. 333-118246)

Dear Mr. Shady:

On behalf of our client, Feldman Mall Properties, Inc., a Maryland corporation (the “Company”), we are supplementally providing the enclosed spreadsheet to assist the staff of the Securities and Exchange Commission with its review of the above-referenced filing. The enclosed spreadsheet shows: (i) the allocation of the number of shares of the Company’s common stock (the “Shares”) being offered to public investors (the “Public Equity”) in the proposed offering and the aggregate approximate number of Shares (100,000) and OP units (1,500,246) (collectively, the “Contributor’s Equity”) being allocated to Larry Feldman and affiliates, Scott Jensen, Jim Bourg and Jeff Erhart (the “Contributors”) and (ii) the allocation of the Contributors Equity amongst each of the Contributors.

Please contact me at (212) 878-8232 if you have any fitrther questions. Thank you for your time.

Sincerely,

/s/ Beth A. De Santo

Beth A. De Santo, Esq.

cc:     Jay L. Bernstein

Enclosure